U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                      SEC File Number 000-52419
                                                       CUSIP Number 435694 10 4

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

For Period Ended: September 30, 2007
---------------------------------

     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

---------------------------------

     If the  notification  relates  to a portion of the  filing  checked  above,
identify the Item(s) to which the notification relates:   N/A

---------------------------------

Part I - Registrant Information

---------------------------------

Full Name of Registrant:  HOLLOMAN ENERGY CORPORATION

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)

      521-Third Avenue SW

City, State and Zip Code

      Calgary, Alberta, Canada T2P 3T3

---------------------------------

Part II - Rules 12b-25(b) and (c)

---------------------------------

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
---------------------------------

Part III - Narrative

---------------------------------

    State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

    The Company did not complete its financial statements in sufficient time so as to allow the filing of the 10-Q report by November 14, 2007. As a result, additional time is needed to file the report.
---------------------------------

Part IV - Other Information

---------------------------------

    (1) Name and telephone number of person to contact in regard to this notification

              William T. Hart          (303)             839-0061
              -----------------        -----             --------
                   (Name)           (Area Code)      (Telephone Number)

(2)      Have all other periodic reports
         required under Section 13 or 15(d)
         of the Securities Exchange Act of
         1934 during the preceding l2 months
         (or for such shorter period that
         the registrant was required to file
         such reports) been filed?  If answer
         is no, identify report(s).                           [  ] Yes  [X] No

    (3)  Is it anticipated that any significant change in
         results of operations from the corresponding period
         for the last fiscal year will be reflected by the
         earnings statements to be included in the subject
         report or portion thereof?                           [X] Yes  [  ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Explanation:

         The loss for the three months ended March 31, 2004 is expected to be substantially less than the loss for the three months ended March 31, 2003.


                           HOLLOMAN ENERGY CORPORATION
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

November 15, 2007                 By:   /s/ William T. Hart
                                        --------------------------------------
                                        William T. Hart
                                        Hart & Trinen, LLP
                                        1624 Washington St.
                                        Denver, CO 80203

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).